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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

SECI 15045059 ION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 67580 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Capital Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 North Michigan Avenue, Suite 3200
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Chan 312-494-9886
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 West Monroe, Suite 910 (Address) Chicago (City) IL (State) 60661 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

tr 1/21/15

# OATH OR AFFIRMATION

I, Mark Timmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Capital Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

OFFICIAL SEAL
LISA EUBANKS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/10/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CITY CAPITAL ADVISORS, LLC

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTAL INFORMATION

**(With Independent Auditors' Report)**

**DECEMBER 31, 2013**

HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512



Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
1989-2010
Allen R. Hochfelder, CPA
1957-2007
Ernest J. Hochfelder, CPA
1933-1984

*"SERVING OUR CLIENTS SINCE 1933"*

February 7, 2014

Members of City Capital Advisors, LLC
Chicago, IL

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of City Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, cash flows, and related notes and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of City Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hochfelder & Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, Illinois

**CITY CAPITAL ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 226,522 |
| Accounts Receivable | 60,177 |
| Total Current Assets | 286,699 |
| | |
| **FIXED ASSETS** | |
| Leasehold Improvements | 25,787 |
| Office Equipment | 56,967 |
| Office Furniture | 63,103 |
| Total Fixed Assets | 145,857 |
| Less: Accumulated Depreciation | (130,651) |
| Net Fixed Assets | 15,206 |
| | |
| **OTHER ASSETS** | |
| Deposits | 13,261 |
| Startup Costs (Net of Amortization) | 3,632 |
| Total Other Assets | 16,893 |
| | |
| **TOTAL ASSETS** | $ 318,798 |

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 12,579 |
| Security Deposit | 11,494 |
| Payroll Taxes Payable | 219 |
| Accrued Bonuses Payable | 86,250 |
| Total Current Liabilities | 110,542 |
| | |
| **EQUITY** | |
| Members' Equity | 208,256 |
| | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 318,798 |

The accompanying notes are an integral part of these statements.